Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

PERSONNEL COMMITTEE INTERNAL CHARTER

1.
CHARTER – The functioning of the Internal Charter for the Personnel Committee (“Committee”) of Itaú Unibanco Holding S.A. (“Company”), as well as the presentation of reports and the formulation of the Committee’s representations to the management bodies and to the company’s General Stockholders’ Meeting, shall be governed by this Internal Charter (“Charter”).

2.
COMPOSITION - The Committee shall report to the Company’s Board of Directors (“Board of Directors”) and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1.	The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2.	The function of a Committee member is not delegable.

2.3.
The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4.
In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be necessary should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3.
RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in relation to the compensation policy and establish the principal guidelines for attracting and retaining talents, the Committee being responsible for the following assignments:

I.
With respect to the guidelines for compensation, prepare and revise the policy for the compensation of the Company’s management and staff, proposing to the Board of Directors various forms of fixed and variable compensation in addition to benefits and special programs for recruiting and severance.

II.	With respect to the guidelines for attraction and retention of talents:

a.	propose guidelines for recruitment, appraisal and career development policies of the companies of the Itaú Unibanco Conglomerate, ensuring the development of successors for all the key positions;

b.
discuss, monitor and advise the Executive Board on the career of key talents of the Itaú Unibanco Conglomerate (from 100 to 150 people), these talents not necessarily being selected as a function of  hierarchical level, thus analyzing the effectiveness of the established policies;

c.	monitor the performance of the key executives of the Itaú Unibanco Conglomerate, evaluating the results as compared with the established targets;

d.	monitor the result of the trainees program (recruitment effected during the year, progress of the trainees from previous years and overall analysis of the program);

e.	be informed of the system of appraisal used by the Executive Board to appraise employees of the Itaú Unibanco Conglomerate, analyzing its adherence to the stipulated guidelines; and

f.	support in establishing advisory guidelines and advising those executives holding positions analyzed by this Committee.

III.	With respect to the Stock Option Plan:

a.	approve the granting of options on shares of the Company, the Committee being responsible for the institutional decisions within the scope of the stock option plans sponsored by the Company.

IV.	With respect to the guidelines for recruiting:

a.	advise on the skills and profile of talents necessary for the Itaú Unibanco Conglomerate to achieve its medium term aspirations in line with ethical and moral principles;

b.	recommend general recruiting policies;

c.	be informed on what companies in the same sector are seeking as a profile for their key executives;

d.	advise on the engagement of consultants and specialists to help in the process of hiring; and

e.	monitor the quantity of people per business units in relation to the set targets.

V.	Relative to the guidelines for skills training:

a.	discuss the culture, suitability of profile and the needs for training;

b.	be informed of the policy for courses and processes for upgrading skills used by the Executive Board for training the organization’s talents; and

c.	give support in the definition of continued education programs.

3.1.
The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4.	MEETINGS – The Committee shall meet at least 3 times annually upon the convening of its Chairman.

4.1.	The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by registered letter, telex, fax, telephone or e-mail.

4.2.	The convening notice is waived for a meeting where all members of the Committee attend.

4.3.	The meetings of the Committee may be validly installed when at least the absolute majority of members is present.

4.4.	The meetings may be on-site, by conference call or video-conferencing. Decisions taken in writing, including by fax or e-mail, shall also be deemed as valid.

4.5.	The Committee’s decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.6.	Whenever possible, the meeting’s agenda and supporting documentation shall be distributed before hand to the members of the Committee.

4.7.
In addition to the ordinary meetings, the Committee shall arrange meetings with the Company’s Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5.
DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1.	The members of the Committee are subjected to the same duties as a board director.

6.	CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7.	AMENDMENTS - This Charter may only be amended by the Board of Directors.

This Internal Charter comes into effect on the date of its approval by the Board of Directors and shall be filed at the Company’s registered offices.

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